SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For October 17, 2024

Commission File Number 0-28800
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DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park 1709

(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Exhibit
99.1    Release dated October 17, 2024, “OPERATING UPDATE FOR THE QUARTER ENDED 30 SEPTEMBER 2024”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED
Date: October 17, 2024    By: /s/ Riaan Davel
        Name: Riaan Davel
        Title: Chief Financial Officer

Exhibit 99.1

DRDGOLD LIMITED (Incorporated in the Republic of South Africa) (Registration number: 1895/000926/06) ISIN: ZAE000058723 JSE & A2X share code: DRD NYSE trading symbol: DRD
(“DRDGOLD” or the “Company”)

OPERATING UPDATE FOR THE QUARTER ENDED 30 SEPTEMBER 2024

The operating update of the Company for the quarter ended 30 September 2024 is as follows:

		QUARTER ENDED	QUARTER ENDED	%
		30 SEP 2024	30 JUN 2024	change
Production
Gold produced	kg	1,319	1,229	7%
	oz	42,407	39,481	7%
Gold sold	kg	1,289	1,236	4%
	oz	41,442	39,738	4%
Ore milled	Metric (000't)	6,547	5,773	13%
Yield	Metric (g/t)	0.201	0.213	(6%)

Price and costs
Average gold price received	R per kg	1,427,503	1,395,607	2%
	US$ per oz	2,471	2,339	6%
Adjusted EBITDA *	Rm	680.8	584.1	17%
	US$m	37.9	31.5	20%
Cash operating costs	R/t	176	188	(6%)
	US$/t	10	10	—%
Cash operating costs	R per kg	856,723	889,736	(4%)
	US$ per oz	1,483	1,491	(1%)
All-in sustaining costs **	R per kg	933,686	982,448	(5%)
	US$ per oz	1,616	1,646	(2%)
All-in costs **	R per kg	1,152,406	2,605,836	(56%)
	US$ per oz	1,995	4,367	(54%)

Capital expenditure
Sustaining	Rm	38.1	72.3	(47%)
	US$m	2.1	3.9	(46%)
Non-sustaining/growth	Rm	275.6	2,001.1	(86%)
	US$m	15.3	107.8	(86%)
Average R/US$ exchange rate		17.97	18.56	(3%)
Rounding of figures may result in computational discrepancies
* Adjusted earnings before interest, taxes, depreciation and amortisation (“Adjusted EBITDA”) may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under International Financial Reporting Standards (IFRS) and should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity.
** All-in cost definitions based on the guidance note on non-GAAP Metrics issued by the World Gold Council on 27 June 2013.

Gold production increased by 7% from the previous quarter to 1,319kg primarily due to a 13% increase in tonnage throughput despite yield being 0.012g/t lower at 0.201g/t. Gold sold increased by 53kg to 1,289kg.

Cash operating costs per kilogram of gold sold decreased by 4% from the previous quarter to R856,723/kg due to an increase in gold sold, despite an increase in total cash operating costs driven mainly by two months of winter tariffs which Eskom charges between June and August each year. Cash operating costs per tonne of material decreased by 6% from the previous quarter to R176/t due to the increase in tonnage throughput. The number of mechanically reclaimed sites (clean-up sites) which are more costly to operate compared to hydro mining, have started to reduce. This reduction is expected to continue, resulting in a decreasing cost profile over the remainder of the financial year ending 30 June 2025 (“FY2025”). Additional decreases in costs are expected as the solar power plant and battery energy storage system (“BESS”), the construction of which is completed, is expected to be fully commissioned during the second quarter of FY2025.

All-in sustaining costs per kilogram was R933,686/kg, decreasing quarter on quarter mainly due to the decrease in cash operating costs per kilogram as well as the decrease in sustaining capital expenditure. All-in costs per kilogram was R1,152,406/kg, decreasing quarter on quarter mainly due to a decrease in growth capital expenditure in comparison to the previous quarter when the BESS for the solar power plant was purchased.

Adjusted EBITDA increased by 17% from the previous quarter to R680.8 million primarily due to the increased gold sold and the accompanying higher gold price received.

Cash and cash equivalents increased by R72.7 million to R594.2 million as at 30 September 2024 (30 June 2024: R521.5 million) after paying the final cash dividend of R172.3 million for the year ended 30 June 2024 and capital expenditure (including prepayments towards capital items) of R323.3 million incurred for the first quarter of FY2025.

The high gold price has increased liquidity and cash generated during the current quarter which will, inter alia, be applied towards the Company’s extended capital expenditure programme for FY2025.

The information contained in this announcement does not constitute an earnings forecast. The financial information provided is the responsibility of the directors of DRDGOLD, and such information has not been reviewed or reported on by the Company’s auditors.

Johannesburg
17 October 2024

Sponsor
One Capital